

PZENA INVESTMENT MANAGEMENT, INC.

PZENA INVESTMENT MANAGEMENT, INC.
REPORTS RESULTS FOR THE SECOND QUARTER OF 2016

- **2016 revenue was $26.4 million for the second quarter.**

- **2016 GAAP operating income was $11.3 million for the second quarter.**

- **2016 GAAP diluted earnings per share was $0.09 for the second quarter. For the same period, non-GAAP diluted earnings per share was $0.10.**

- **Declared a quarterly dividend of $0.03 per share.**

NEW YORK, NEW YORK, July 19, 2016 - Pzena Investment Management, Inc. (NYSE: PZN) reported the following U.S. Generally Accepted Accounting Principles (GAAP) and non-GAAP basic and diluted net income and earnings per share for the three and six months ended June 30, 2016 and 2015 (in thousands, except per-share amounts):

| | GAAP Basis For the Three Months Ended June 30, | | Non-GAAP Basis For the Three Months Ended June 30, | |
	2016	2015	2016	2015
	(unaudited)			
Basic Net Income	$ 1,406	$ 1,922	$ 1,531	$ 1,951
Basic Earnings Per Share	$ 0.09	$ 0.15	$ 0.10	$ 0.15
Diluted Net Income	$ 6,465	$ 8,531	$ 6,590	$ 9,312
Diluted Earnings Per Share	$ 0.09	$ 0.13	$ 0.10	$ 0.14

| | GAAP Basis For the Six Months Ended June 30, | | Non-GAAP Basis For the Six Months Ended June 30, | |
	2016	2015	2016	2015
	(unaudited)			
Basic Net Income	$ 3,028	$ 3,544	$ 2,970	$ 3,557
Basic Earnings Per Share	$ 0.20	$ 0.27	$ 0.19	$ 0.27
Diluted Net Income	$ 12,974	$ 16,458	$ 12,916	$ 17,397
Diluted Earnings Per Share	$ 0.19	$ 0.24	$ 0.19	$ 0.26

The GAAP results for the three and six months ended June 30, 2016 and 2015 include adjustments related to the Company's deferred tax asset, valuation allowance and the associated liability to its selling and converting shareholders. GAAP results for 2015 also include adjustments related to certain non-recurring charges recognized in operating expenses associated with our former corporate headquarters. Management believes that these accounting adjustments add a measure of non-operational complexity which obscures the underlying performance of the business. In evaluating the results of operations, management also reviews non-GAAP measures of earnings, which exclude these items. Excluding these adjustments, non-GAAP diluted net income and non-GAAP diluted earnings per share were $6.6 million and $0.10, respectively, for the three months ended June 30, 2016, and $9.3 million and $0.14, respectively, for the three months ended June 30, 2015. Non-GAAP diluted net income and non-GAAP diluted earnings per share were $12.9 million and $0.19, respectively, for the six months ended June 30, 2016, and $17.4 million and $0.26, respectively, for the six months ended June 30, 2015. GAAP and non-GAAP net income for diluted earnings per share generally assume all operating company membership units are converted into Company stock at the beginning of the reporting period, and the resulting change to Company GAAP and non-GAAP net income associated with its increased interest in the operating company is taxed at the Company's effective tax rate, exclusive of the adjustments noted above and other adjustments. When this conversion results in an increase in earnings per share or a decrease in loss per share, diluted net income and diluted earnings per share are assumed to be equal to basic net income and basic earnings per share for the reporting period.

Management uses the non-GAAP measures to assess the strength of the underlying operations of the business. It believes the non-GAAP measures provide information to better analyze the Company's operations between periods and over time. Investors should consider the non-GAAP measures in addition to, and not as a substitute for, financial measures prepared in accordance with GAAP.

Assets Under Management
(unaudited)

($ billions)

		For the Three Months Ended					For the Twelve Months Ended		
		June 30, 2016		March 31, 2016		June 30, 2015		June 30, 2016	June 30, 2015
Institutional Accounts									
Assets									
Beginning of Period	$	14.5	$	14.9	$	15.9	$	15.9 $	15.1
Inflows		*0.4*		*0.4*		*0.3*		*2.7*	*3.3*
Outflows		*(0.3)*		*(0.7)*		*(0.6)*		*(2.5)*	*(2.6)*
Net Flows		0.1		(0.3)		(0.3)		0.2	0.7
Market Appreciation/ (Depreciation)		(0.3)		(0.1)		0.3		(1.8)	0.1
End of Period	$	14.3	$	14.5	$	15.9	$	14.3 $	15.9
Retail Accounts									
Assets									
Beginning of Period Assets	$	11.6	$	11.1	$	12.0	$	12.1 $	11.9
Inflows		*0.2*		*0.8*		*0.3*		*1.5*	*1.8*
Outflows		*(0.7)*		*(0.3)*		*(0.6)*		*(1.7)*	*(2.1)*
Net Flows		(0.5)		0.5		(0.3)		(0.2)	(0.3)
Market Appreciation/ (Depreciation)		—		—		0.4		(0.8)	0.5
End of Period	$	11.1	$	11.6	$	12.1	$	11.1 $	12.1
Total									
Assets									
Beginning of Period	$	26.1	$	26.0	$	27.9	$	28.0 $	27.0
Inflows		0.6		1.2		0.6		4.2	5.1
Outflows		*(1.0)*		*(1.0)*		*(1.2)*		*(4.2)*	*(4.7)*
Net Flows		(0.4)		0.2		(0.6)		—	0.4
Market Appreciation/ (Depreciation)		(0.3)		(0.1)		0.7		(2.6)	0.6
End of Period	$	25.4	$	26.1	$	28.0	$	25.4 $	28.0

Financial Discussion

Revenue (unaudited)

($ thousands)

	For the Three Months Ended					
	June 30, 2016		March 31, 2016		June 30, 2015	
Institutional Accounts	$	19,169	$	18,997	$	21,492
Retail Accounts		7,266		6,841		8,018
Total	$	26,435	$	25,838	$	29,510

	For the Six Months Ended			
	June 30, 2016		June 30, 2015	
Institutional Accounts	$	38,166	$	42,461
Retail Accounts		14,107		15,702
Total	$	52,273	$	58,163

Revenue was $26.4 million for the second quarter of 2016, an increase of 2.3% from $25.8 million for the first quarter of 2016, and a decrease of 10.4% from $29.5 million for the second quarter of 2015.

Included in these amounts for the first quarter of 2016 and second quarter of 2015, were performance fees recognized of $0.1 million and $0.3 million, respectively. No performance fees were recognized during the second quarter of 2016. In general, performance fees are calculated on an annualized basis over the contract's measurement period, which, for the majority of our performance fee arrangements, extends to three years.

Average assets under management for the second quarter of 2016 were $26.1 billion, an increase of 4.0% from $25.1 billion for the first quarter of 2016, and a decrease of 7.8% from $28.3 billion for the second quarter of 2015. The increase from the first quarter of 2016 primarily reflects market appreciation over the period partially offset by net outflows. Assets under management ended the second quarter at $25.4 billion with market depreciation occurring primarily toward the end of the quarter resulting in higher average assets under management for the quarter. The decrease from the second quarter of 2015 primarily reflects market depreciation.

The weighted average fee rate was 0.405% for the second quarter of 2016, decreasing from 0.411% for the first quarter of 2016, and from 0.418% for the second quarter of 2015.

The weighted average fee rate for institutional accounts was 0.526% for the second quarter of 2016, decreasing from 0.539% for the first quarter of 2016, and from 0.535% for the second quarter of 2015. The decrease from last quarter and the second quarter of last year primarily reflects a shift in the mix of assets toward our expanded value strategies which generally carry lower fee rates, partially offset by the addition of assets in certain non-U.S. strategies that generally carry higher fee rates.

The weighted average fee rate for retail accounts was 0.253% for the second quarter of 2016, increasing from 0.247% for the first quarter of 2016, and decreasing from 0.263% for the second quarter of 2015. The increase from the first quarter of 2016 is driven by an increase in assets in certain strategies that generally carry higher fee rates, while the decrease from the second quarter of 2015 primarily reflects a decrease in retail performance fees.

Total operating expenses on a GAAP basis were $15.2 million for the second quarter of 2016, decreasing from $15.5 million for the first quarter of 2016 and from $16.3 million for the second quarter of 2015. The decrease in operating expenses on a GAAP basis from the first quarter of 2016 primarily reflects a decrease in compensation and benefits expense partially offset by an increase in general and administrative costs during the second quarter of 2016. General and administrative expense in the second quarter of 2015 included $1.5 million in losses and expenses we do no expect to recur, associated with the exit from, and retirement of certain assets at our former headquarters. These expenses are included in general and administrative expenses on a GAAP basis and excluded on a non-GAAP basis. Excluding the impact of these non-recurring expenses, the increase in operating expenses on a non-GAAP basis from the second quarter of 2015 is primarily driven by the increase in general and administrative expenses. Details of operating expenses and a reconciliation of GAAP to non-GAAP operating expenses are shown below:

Operating Expenses (unaudited)

($ thousands)

	For the Three Months Ended					
	June 30, 2016		March 31, 2016		June 30, 2015	
Compensation and Benefits Expense	$	11,699	$	12,498	$	11,800
General and Administrative Expense		3,475		3,044		4,490
GAAP Operating Expenses		15,174		15,542		16,290
One-Time Adjustments		—		—		(1,488)
Non-GAAP Operating Expenses	$	15,174	$	15,542	$	14,802

	For the Six Months Ended			
	June 30, 2016		June 30, 2015	
Compensation and Benefits Expense	$	24,197	$	23,870
General and Administrative Expense		6,519		8,093
GAAP Operating Expenses		30,716		31,963
One-Time Adjustments		—		(1,834)
Non-GAAP Operating Expenses	$	30,716	$	30,129

As of June 30, 2016, employee headcount was 93, up from 90 at March 31, 2016 and from 89 at June 30, 2015.

The operating margin was 42.6% on a GAAP basis for the second quarter of 2016, compared to 39.8% for the first quarter of 2016, and 44.8% for the second quarter of 2015. The operating margin was 49.8% on a non-GAAP basis for the second quarter of 2015.

Other income/ (expense) was income of approximately $0.3 million for the second quarter of 2016, an expense of $0.7 million for the first quarter of 2016, and income of $0.2 million for the second quarter of 2015. Other income/ (expense) includes the (losses)/ gains and other investment income recognized by the Company on its direct investments, as well as those recognized by external investors on their investments in investment partnerships that the Company consolidates. A portion of (losses)/ gains and other investment income associated with the investments of outside interests are offset in net income attributable to non-controlling interests. For the second quarter of 2016, other income/ (expense) also includes income of $0.7 million reflecting a decrease in the Company's liability to its selling and converting shareholders resulting from a decrease in expected future tax benefits described in income tax expense below. Changes in the liability to selling and converting shareholders associated with changes in the realizability of the deferred tax asset generated expenses of $0.9 million and $0.7 million in the first quarter of 2016 and the second quarter of 2015, respectively. Details of other income/ (expense), as well as a reconciliation of the related GAAP and non-GAAP measures, are shown below:

Other Income/ (Expense) (unaudited)

($ thousands)

	For the Three Months Ended					
	June 30, 2016		March 31, 2016		June 30, 2015	
Net Interest and Dividend Income	$	125	$	86	$	308
(Losses)/ Gains and Other Investment Income		(506)		104		460
Change in Liability to Selling and Converting Shareholders[1]		700		(878)		(672)
Other Income/ (Expense)		24		(30)		65
GAAP Other Income/ (Expense)		343		(718)		161
Change in Liability to Selling and Converting Shareholders[1]		(700)		878		672
Outside Interests of Investment Partnerships[2]		68		5		(370)
Non-GAAP Other (Expense)/ Income, Net of Outside Interests	$	(289)	$	165	$	463

	For the Six Months Ended			
	June 30, 2016		June 30, 2015	
Net Interest and Dividend Income	$	211	$	428
(Losses)/ Gains and Other Investment Income		(402)		475
Change in Liability to Selling and Converting Shareholders[1]		(178)		(917)
Other Expense		(6)		(114)
GAAP Other Expense		(375)		(128)
Change in Liability to Selling and Converting Shareholders[1]		178		917
Outside Interests of Investment Partnerships[2]		73		(310)
Non-GAAP Other (Expense)/ Income, Net of Outside Interests	$	(124)	$	479

1 Reflects the change in the liability to the Company's selling and converting shareholders associated with the deferred tax asset generated by the Company's initial public offering and subsequent unit conversions.

2 Represents the non-controlling interest allocation of the loss/ (income) of the Company's consolidated investment partnerships to its external investors.

The Company recognized income tax expenses of $2.2 million for the second quarter of 2016, $0.2 million for the first quarter of 2016, and $0.6 million for the second quarter of 2015. Income taxes for the second quarter of 2016 included a $0.8 million income tax expense associated with an increase in the valuation allowance recorded against the Company's deferred tax asset related to the basis step ups created by operating company unit exchanges. This adjustment generated $1.1 million and $0.8 million in income tax benefits in the first quarter of 2016 and second quarter of 2015, respectively. Details of the income tax expense, as well as a reconciliation of the related GAAP and non-GAAP measures, are shown below:

Income Tax Expense (unaudited)

($ thousands)

| | For the Three Months Ended | | | | | |
	June 30, 2016		March 31, 2016		June 30, 2015	
Non-GAAP Corporate Income Tax Expense	$	910	$	816	$	925
Non-GAAP Unincorporated and Other Business Tax Expenses		512		465		575
Non-GAAP Income Tax Expense		1,422		1,281		1,500
Change in Valuation Allowance[1]		825		(1,061)		(790)
Less: Effects of One-Time Adjustments[2]		—		—		(144)
GAAP Income Tax Expense	$	2,247	$	220	$	566

| | For the Six Months Ended | | | |
	June 30, 2016		June 30, 2015	
Non-GAAP Corporate Income Tax Expense	$	1,726	$	1,811
Non-GAAP Unincorporated and Other Business Tax Expenses		977		1,106
Non-GAAP Income Tax Expense		2,703		2,917
Change in Valuation Allowance[1]		(236)		(1,087)
Less: Effects of One-Time Adjustments[2]		—		(176)
GAAP Income Tax Expense	$	2,467	$	1,654

1 Reflects the change in the valuation allowance assessed against the deferred tax asset established
   as part of the Company's initial public offering and subsequent unit conversions.

2 Reflects the tax effect of non-recurring lease expenses on Corporate Income Tax Expense and Unincorporated and Other
   Business Tax Expenses for the second quarter of 2015 of $108 thousand and $36 thousand, respectively, and $25 thousand
   and $7 thousand for the first quarter of 2015, respectively, which are excluded from Non-GAAP results.

Details of the net income attributable to non-controlling interests of the Company's operating company and consolidated subsidiaries, as well as a reconciliation of the related GAAP and non-GAAP measures, are shown below:

Non-Controlling Interests (unaudited)

($ thousands)

	For the Three Months Ended					
	June 30, 2016		March 31, 2016		June 30, 2015	
Operating Company Allocation	$	8,019	$	7,741	$	10,523
Add Back: Effects of One-Time Adjustments[1]		—		—		1,197
Non-GAAP Operating Company Allocation		8,019		7,741		11,720
Outside Interests of Investment Partnerships[2]		(68)		(5)		370
Less: Effects of One-Time Adjustments[1]		—		—		(1,197)
GAAP Net Income Attributable to Non-Controlling Interests	$	7,951	$	7,736	$	10,893

	For the Six Months Ended			
	June 30, 2016		June 30, 2015	
Operating Company Allocation	$	15,760	$	20,564
Add Back: Effects of One-Time Adjustments[1]		—		1,475
Non-GAAP Operating Company Allocation		15,760		22,039
Outside Interests of Investment Partnerships[2]		(73)		310
Less: Effects of One-Time Adjustments[1]		—		(1,475)
GAAP Net Income Attributable to Non-Controlling Interests	$	15,687	$	20,874

1 Reflects the effects of non-recurring lease expenses on non-controlling interests.

2 Represents the non-controlling interest allocation of the (loss)/ income of the Company's consolidated
   investment partnerships to its external investors.

On July 19, 2016, the Company's Board of Directors approved and declared a quarterly dividend of $0.03 per share of its Class A common stock. The following dates apply to the dividend:

Record Date: July 29, 2016

Payment Date: August 25, 2016

During the last twelve months, inclusive of the dividend noted above, the Company declared total dividends of $0.41 per share of its Class A common stock.

Second Quarter 2016 Earnings Call Information

Pzena Investment Management, Inc. (NYSE: PZN) will hold a conference call to discuss the Company's financial results and outlook at 10:00 a.m. ET, Wednesday, July 20, 2016. The call will be open to the public.

Webcast Instructions: To gain access to the webcast, which will be "listen-only," go to the Events page in the Investor Relations area of the Company's website, www.pzena.com.

Teleconference Instructions: To gain access to the conference call via telephone, U.S./Canada callers should dial 855-319-2215; international callers should dial 336-525-7134. The conference ID number is 46011297.

Replay: The conference call will be available for replay through August 3, 2016, on the web using the information given above.

About Pzena Investment Management

Pzena Investment Management, LLC, the firm's operating company, is a value-oriented investment management firm. Founded in 1995, Pzena Investment Management has built a diverse, global client base. More firm and stock information is posted at www.pzena.com.

Forward-Looking Statements

This press release may contain, in addition to historical information, forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. Forward-looking statements provide the Company's current views, expectations, or forecasts of future events and performance, and include statements about our expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts. Words or phrases such as "anticipate," "believe," "continue," "ongoing," "estimate," "expect," "intend," "may," "plan," "potential," "predict," "project" or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking.

Among the factors that could cause actual results to differ from those expressed or implied by a forward-looking statement are those described in the sections entitled "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in the Company's Annual Report on Form 10-K, as filed with the SEC on March 14, 2016 and in the Company's Quarterly Reports on Form 10-Q as filed with the SEC. In light of these risks, uncertainties, assumptions, and factors, actual results could differ materially from those expressed or implied in the forward-looking statements. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date stated, or if no date is stated, as of the date of this release.

The Company is not under any obligation and does not intend to make publicly available any update or other revisions to any forward-looking statements to reflect circumstances existing after the date of this release or to reflect the occurrence of future events even if experience or future events make it clear that any expected results expressed or implied by those forward-looking statements will not be realized.

Contact: Gary Bachman, 212-583-0225 or bachman@pzena.com.

PZENA INVESTMENT MANAGEMENT, INC.

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
(in thousands)

	As of			
	June 30, 2016		**December 31, 2015**	
	(unaudited)			
ASSETS				
Cash and Cash Equivalents	$	24,838	$	35,417
Restricted Cash		3,466		3,552
Due from Broker		626		297
Advisory Fees Receivable		21,516		22,248
Investments		18,594		27,452
Prepaid Expenses and Other Assets		2,904		2,445
Deferred Tax Asset, Net of Valuation Allowance				
of $58,565 and $53,968, respectively		14,740		14,995
Property and Equipment, Net of Accumulated				
Depreciation of $1,742 and $1,202, respectively		7,459		7,903
TOTAL ASSETS	$	94,143	$	114,309
LIABILITIES AND EQUITY				
Liabilities:				
Accounts Payable and Accrued Expenses	$	14,987	$	7,885
Due to Broker		382		30
Securities Sold Short, at Fair Value		2,496		2,231
Liability to Selling and Converting Shareholders		16,310		15,075
Deferred Compensation Liability		1,762		2,896
Other Liabilities		826		730
TOTAL LIABILITIES		36,763		28,847
Equity:				
Total Pzena Investment Management, Inc.'s Equity		16,129		18,422
Non-Controlling Interests		41,251		67,040
TOTAL EQUITY		57,380		85,462
TOTAL LIABILITIES AND EQUITY	$	94,143	$	114,309

PZENA INVESTMENT MANAGEMENT, INC.

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except share and per-share amounts)

	For the Three Months Ended June 30,		For the Six Months Ended June 30,	
	2016	**2015**	**2016**	**2015**
REVENUE	$ 26,435	$ 29,510	$ 52,273	$ 58,163
EXPENSES				
Compensation and Benefits Expense	11,699	11,800	24,197	23,870
General and Administrative Expense	3,475	4,490	6,519	8,093
TOTAL OPERATING EXPENSES	15,174	16,290	30,716	31,963
Operating Income	11,261	13,220	21,557	26,200
Other Income/ (Expense)	343	161	(375)	(128)
Income Before Taxes	11,604	13,381	21,182	26,072
Income Tax Expense	2,247	566	2,467	1,654
Consolidated Net Income	9,357	12,815	18,715	24,418
Less: Net Income Attributable to Non-Controlling Interests	7,951	10,893	15,687	20,874
Net Income Attributable to Pzena Investment Management, Inc.	$ 1,406	$ 1,922	$ 3,028	$ 3,544
Earnings per Share - Basic and Diluted Attributable to Pzena Investment Management, Inc. Common Stockholders:				
Net Income for Basic Earnings per Share	$ 1,406	$ 1,922	$ 3,028	$ 3,544
Basic Earnings per Share	$ 0.09	$ 0.15	$ 0.20	$ 0.27
Basic Weighted Average Shares Outstanding	15,832,806	12,946,168	15,512,659	13,001,633
Net Income for Diluted Earnings per Share	$ 6,465	$ 8,531	$ 12,974	$ 16,458
Diluted Earnings per Share	$ 0.09	$ 0.13	$ 0.19	$ 0.24
Diluted Weighted Average Shares Outstanding	68,903,766	68,223,560	68,597,999	68,109,058

PZENA INVESTMENT MANAGEMENT, INC.

UNAUDITED NON-GAAP CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except share and per-share amounts)

	Non-GAAP Basis For the Three Months Ended June 30,		Non-GAAP Basis For the Six Months Ended June 30,	
	2016	2015	2016	2015
REVENUE	$ 26,435	$ 29,510	$ 52,273	$ 58,163
EXPENSES				
Compensation and Benefits Expense	11,699	11,800	24,197	23,870
General and Administrative Expense	3,475	3,002	6,519	6,259
TOTAL OPERATING EXPENSES	15,174	14,802	30,716	30,129
Operating Income	11,261	14,708	21,557	28,034
Other (Expense)/ Income, Net of Outside Interests	(289)	463	(124)	479
Income Before Taxes and Operating Company Allocation	10,972	15,171	21,433	28,513
Unincorporated and Other Business Tax Expenses	512	575	977	1,106
Allocable Income	10,460	14,596	20,456	27,407
Operating Company Allocation	8,019	11,720	15,760	22,039
Income Before Corporate Income Taxes	2,441	2,876	4,696	5,368
Corporate Income Tax Expense	910	925	1,726	1,811
Non-GAAP Net Income	$ 1,531	$ 1,951	$ 2,970	$ 3,557
Effect of One-Time Adjustments	—	(147)	—	(183)
Tax Receivable Agreement Income, Net of Taxes	(125)	118	58	170
GAAP Net Income	$ 1,406	$ 1,922	$ 3,028	$ 3,544
Earnings Per Share - Basic and Diluted Attributable to Pzena Investment Management, Inc. Common Stockholders:				
Net Income for Basic Earnings per Share	$ 1,531	$ 1,951	$ 2,970	$ 3,557
Basic Earnings per Share	$ 0.10	$ 0.15	$ 0.19	$ 0.27
Basic Weighted Average Shares Outstanding	15,832,806	12,946,168	15,512,659	13,001,633
Net Income for Diluted Earnings per Share	$ 6,590	$ 9,312	$ 12,916	$ 17,397
Diluted Earnings per Share	$ 0.10	$ 0.14	$ 0.19	$ 0.26
Diluted Weighted Average Shares Outstanding	68,903,766	68,223,560	68,597,999	68,109,058